Filed Pursuant to Rule 424(b)(3)
Registration No. 333-233483

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 30, 2020

PRICING SUPPLEMENT No. 3, dated July    , 2020

(To prospectus, dated September 6, 2019, and

prospectus supplement, dated September 9, 2019)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series G (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated September 6, 2019, as supplemented by the prospectus supplement, dated September 9, 2019 (the “prospectus supplement” and together with the prospectus, dated September 6, 2019, and all documents incorporated herein by reference therein and herein, the “prospectus”), and relates to the offering and sale of $            aggregate principal amount of        % Senior Notes due August    , 2027 (the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Fixed Rate Notes
CUSIP / ISIN Nos.	89788MAC6 / US89788MAC64
Series	Series G (Senior)
Form of Note	Book-Entry
Principal Amount	$
Trade Date	July , 2020
Original Issue Date	August , 2020 (T+ )
Maturity Date	August , 2027
Redemption Date	June , 2027
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.
Base Rate	Not applicable
Distribution	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %
Net Proceeds (Before Expenses) to the Company	$
Interest Rate	%
Initial Interest Rate	Not applicable
Interest Payment Dates	February and August of each year, commencing February , 2021
Regular Record Dates	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable
Interest Reset Dates	Not applicable
Index Source	Not applicable
Index Maturity	Not applicable
Spread	Not applicable
Spread Multiplier	Not applicable
Maximum Interest Rate	Not applicable
Day Count	30/360
Minimum Interest Rate	Not applicable
Original Issue Discount Notes	Not applicable

The Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement, page 19 of our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated herein by reference, and page 71 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 discussing certain risks arising from the COVID-19 pandemic, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note(1)		Total
Price to Public		%	$
Underwriters’ Discount		%	$
Net Proceeds (Before Expenses) to Us		%	$

(1)	Plus accrued interest, if any, from August , 2020, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about August    , 2020.

Joint Book-Running Managers

SunTrust Robinson Humphrey	Deutsche Bank Securities	RBC Capital Markets

July    , 2020

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the Prospectus Regulation). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

RECENT DEVELOPMENTS

Truist’s Second Quarter 2020 Financial Results

On July 16, 2020, we reported earnings for the second quarter of 2020. Outlined below is a summary of those results. Our second quarter 2020 consolidated financial results below are unaudited and preliminary. Such results are based on information available to management as of the date of the earnings report and is subject to completion by management of our financial statements as of and for the quarter ended June 30, 2020. There can be no assurance that actual results for June 30, 2020 will not differ from these preliminary financial data, including as a result of quarter-end closing, and any such changes could be material. Complete quarterly results will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. Our second quarter 2020 consolidated financial results below should be read in conjunction with our Quarterly Report on Form 10-Q for the period ended March 31, 2020 and our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein.

Earnings Overview — Second Quarter 2020 Compared to Second Quarter 2019

Consolidated net income available to common shareholders for the second quarter of 2020 was $902 million, up 7.1%, compared with the second quarter last year. Earnings per diluted common share were $0.67, for the second quarter of 2020, a decrease of 38.5% compared with the same period last year. Earnings for the current quarter include pre-tax merger-related and restructuring charges of $209 million ($160 million after-tax), $129 million ($99 million after-tax) of incremental operating expenses related to the Merger, securities gains of $300 million ($230 million after-tax) and losses from the early extinguishment of long-term debt of $235 million ($180 million after-tax).

Our results of operations for the second quarter of 2020 produced an annualized return on average assets of 0.75% and an annualized return on average common shareholders’ equity of 5.90%, compared to annualized returns for the same quarter of the prior year of 1.55%, and 11.98%, respectively.

Total taxable-equivalent revenues were $5.9 billion for the second quarter of 2020, an increase of $2.8 billion compared to the earlier quarter, which reflects an increase of $1.8 billion in taxable-equivalent net interest income and an increase of $1.1 billion in noninterest income.

Net interest margin was 3.13%, down 29 basis points compared to the earlier quarter. Average earning assets increased $246.0 billion. The increase in average earning assets reflects a $174.9 billion increase in average total loans and leases and a $29.0 billion increase in average securities. Average other earning assets increased $39.8 billion primarily due to higher interest-bearing balances at the Federal Reserve. Average interest-bearing liabilities increased $182.7 billion compared to the earlier quarter. Average interest-bearing deposits increased $149.7 billion, average long-term debt increased $32.3 billion and average short-term borrowings increased $631 million. The significant increases in earnings assets and liabilities are primarily due to the Merger, as well as impacts from the COVID-19 pandemic and the resulting government stimulus programs.

The yield on the total loan portfolio for the second quarter of 2020 was 4.19%, down 86 basis points compared to the earlier quarter, reflecting the impact of rate decreases and the deferral of interest for loans granted an accommodation in connection with COVID-19, partially offset by purchase accounting accretion from merged loans. The yield on the average securities portfolio was 2.37%, down 25 basis points compared to the earlier period primarily due to higher premium amortization

The average cost of total deposits was 0.22%, down 46 basis points compared to the earlier quarter. The average cost of interest-bearing deposits was 0.32%, down 70 basis points compared to the earlier quarter. The average rate on short-term borrowings was 1.24%, down 116 basis points compared to the earlier quarter. The average rate on long-term debt was 1.52%, down 181 basis points compared to the earlier quarter. The lower rates on interest-bearing liabilities reflect the lower rate environment. The lower rates on long-term debt also reflect the amortization of the fair value mark on the assumed debt and the issuance of new long-term debt.

The provision for credit losses was $844 million, compared to $172 million for the earlier quarter. The increase in the provision for credit losses reflects a build to the allowance for credit losses due to increased economic stress associated with the pandemic and specific consideration of its impact on certain industries, the impact of the Merger, and the effect of applying the current expected credit loss methodology in the current quarter compared to the incurred methodology in the earlier quarter. Net charge-offs for the second quarter of 2020 totaled $316 million compared to $142 million in the earlier quarter. Higher net charge-offs also contributed to the increase in the provision for credit losses and primarily reflect increases as a result of the Merger. The net charge-off rate for the current quarter of 0.39% was up one basis point compared to the second quarter of 2019.

Noninterest income for the second quarter of 2020 increased $1.1 billion compared to the earlier quarter. The current quarter includes $300 million of securities gains from the sale of non-agency mortgage-backed securities. Excluding the securities gains, noninterest income increased $771 million, with nearly all categories of noninterest income being impacted by the Merger. In addition to the impacts from the Merger, residential mortgage banking income was up due to strong production and refinance activity driven by the declining rate environment, while service charges on deposits were lower due to reduced overdraft incident rates and refunds and waivers to accommodate clients impacted by the COVID-19 pandemic.

Noninterest expense for the second quarter of 2020 was up $2.1 billion compared to the earlier quarter. Merger-related and restructuring charges and other incremental operating expenses related to the Merger increased $186 million and $120 million, respectively. In addition, the current quarter was impacted by $235 million of losses on the early extinguishment of long-term debt. On an adjusted basis, noninterest expense was up $1.6 billion, primarily reflecting the impact of the Merger. In addition to the impacts of the Merger, operating costs were elevated due to COVID-19, which resulted in an additional $115 million of expenses compared to the second quarter of 2019. This was primarily related to additional on-site pay for teammates, net occupancy costs for enhanced cleaning and teammate support expenses. Amortization of intangibles increased $146 million due to the intangibles recognized in the Merger.

The provision for income taxes was $191 million for the second quarter of 2020, compared to $234 million for the earlier quarter. This produced an effective tax rate for the second quarter of 2020 of 16.6%, compared to 20.9% for the earlier quarter. The lower effective tax rate is primarily due to higher favorable permanent tax items and income tax credits in the current year.

Balance Sheet Overview — Second Quarter 2020 Compared to First Quarter 2020

Average loans and leases held for investment for the second quarter of 2020 were $321.6 billion, up $20.6 billion, compared to the first quarter of 2020, primarily due to growth in the commercial portfolio.

The growth in the commercial portfolio was primarily in commercial and industrial loans and reflects an increase in revolver usage late in the prior quarter coupled with PPP loan originations in the current quarter. We are the third largest lender of PPP loans based on gross fundings and the carrying value of PPP loans was $12.0 billion as of June 30, 2020. Within the commercial and industrial portfolio, we also experienced growth in loans from mortgage warehouse lending due to the decline in rates and increased refinance activity, which was partially offset by a decline in dealer floor plan lending.

Average consumer loans decreased $1.1 billion, primarily due to a decrease in residential mortgages due to refinance activity, underwriting changes and overall decreased demand for consumer lending products. This was partially offset by an increase in indirect other loans due to demand for loans to finance recreational and power sports equipment.

Average credit card loans decreased due to lower business and consumer spending as a result of COVID-19.

Average deposits for the second quarter of 2020 were $370.8 billion, an increase of $36.2 billion compared to the prior quarter. Average deposit growth was strong for the second quarter of 2020 due to a continuation of the flight to quality and government stimulus programs. Average time deposits decreased primarily due to maturity of wholesale negotiable certificates of deposit and higher-cost personal accounts that were replaced by strong growth in non-time deposit products.

Average noninterest-bearing deposits represented 30.7% of total deposits for the second quarter of 2020. The cost of average total deposits was 0.22% for the second quarter, down 29 basis points compared to the prior quarter. The cost of average interest-bearing deposits was 0.32% for the second quarter, down 38 basis points compared to the prior quarter.

Asset Quality

Overall asset quality ratios were relatively stable at June 30, 2020 compared to March 31, 2020, which was tempered by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) relief.

Nonperforming assets totaled $1.3 billion at June 30, 2020, up $75 million compared to March 31, 2020. Nonperforming loans and leases held for investment represented 0.35% of loans and leases held for investment, up 3 basis points compared to March 31, 2020. The increase in nonperforming loans was primarily in the commercial real estate, commercial construction and leasing portfolios. Within the consumer portfolio, residential mortgage nonaccruals were down due to certain loans being identified and moved to the held for sale portfolio, while indirect automobile nonaccruals increased as a result of the moratorium on repossessions under the CARES Act. Performing troubled debt restructuring were up $28 million during the second quarter, primarily in residential mortgage loans and commercial real estate.

Loans 90 days or more past due and still accruing totaled $1.1 billion at June 30, 2020, down $676 million compared to the prior quarter. The decline was primarily due to a decrease in government guaranteed student loans due to forbearance programs that were put in place by the servicer of the loans implemented in connection with the CARES Act. The ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.34% at June 30, 2020, down 21 basis points from the prior quarter. Excluding government guaranteed loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.03% at June 30, 2020, down one basis point from 0.04% at March 31, 2020.

Loans 30-89 days past due and still accruing totaled $1.9 billion at June 30, 2020, down $473 million compared to the prior quarter, primarily due to a decrease in indirect automobile and government guaranteed student loans due to deferral and forbearance programs implemented in connection with CARES Act. The ratio of loans 30-89 days or more past due and still accruing as a percentage of loans and leases was 0.60% at June 30, 2020, down 14 basis point from the prior quarter.

Dividends and Capital

Capital ratios improved during the second quarter and remain strong compared to the regulatory levels for well capitalized banks at June 30, 2020. During the second quarter of 2020, we issued $2.6 billion of preferred stock to further strengthen our capital position. We declared common dividends of $0.450 per share during the second quarter of 2020. The dividend and total payout ratios for the second quarter of 2020 were 67.2%. As previously announced, we suspended our share repurchase program until capital ratios return to higher levels.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated July     , 2020 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
SunTrust Robinson Humphrey, Inc.	$
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC

Total	$

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about August     , 2020, which will be the      business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T +    ”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T +    , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discount, will be approximately $                .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Our affiliate, SunTrust Robinson Humphrey, Inc., is a participating joint book-running manager. Because SunTrust Robinson Humphrey, Inc. has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Under FINRA Rule 5121, any underwriter who is subject to the rule will not be permitted to sell any notes to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Selling Restrictions

Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this pricing supplement, the attached prospectus supplement or the attached prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding the agent conflicts of interest in connection with this offering.

European Economic Area and United Kingdom

None of this pricing supplement, the attached prospectus supplement or the attached prospectus is a prospectus for the purposes of the European Union’s Regulation (EU) 2017/1129.

United Kingdom

The communication of this pricing supplement, the attached prospectus supplement, the attached prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the attached prospectus supplement and the attached prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the attached prospectus supplement or the attached prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

Each agent represents and agrees that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”), and the Notes have not been offered or sold, directly or indirectly, and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities. For purposes of this paragraph “resident of Japan” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This pricing supplement, the attached prospectus supplement and the attached prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this pricing supplement, the attached prospectus supplement, the attached prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined under Section 4A of the SFA) (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the securities and securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest in that trust (howsoever described) shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the Notes except:

(i)

to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of the Issuer’s obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.